SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of December 2014

Commission File Number 1-15224

ENERGY COMPANY OF MINAS GERAIS

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): : ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX

Item	Description of Item

1.	Summary of Principal Decisions of the 612th Meeting of the Board of Directors Held on November 6-7, 2014

2.	Summary of Principal Decisions of the 613th Meeting of the Board of Directors Held on November 7, 2014

3.	Notice to Stockholders Dated November 7, 2014: Payment of extraordinary dividends: December 19

4.	Convocation Dated November 7, 2014: Extraordinary General Meeting of Stockholders

5.	Summary of Minutes of the 614th Meeting of the Board of Directors Held on November 17, 2014

6.	Market Announcement Dated November 28, 2014: Cemig included in BM&F Bovespa’s ISE Sustainability Index for 10th year running

7.	Summary of Minutes of the Extraordinary General Meeting of Stockholders Held on December 2, 2014

8.	Convocation Dated December 5, 2014: Extraordinary General Meeting of Stockholders

9.	Summary of Principal Decisions of the 615th Meeting of the Board of Directors Held on December 5, 2014

10.	Summary of Principal Decisions of the 616th Meeting of the Board of Directors Held on December 11, 2014

11.	Summary of Principal Decisions of the 617th Meeting of the Board of Directors Held on December 11, 2014

12.	Presentation of 3Q 2014 Results

13.	Summary of Principal Decisions of the 618th Meeting of the Board of Directors Held on December 18, 2014

14.	Market Announcement Dated December 18, 2014: São Simão Hydro Plant: Interim injunction given in court action

15.	Material Announcement: Renova: signature of new stockholders’ agreement

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: December 22, 2014	By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Officer for Finance and Investor Relations

1. SUMMARY OF PRINCIPAL DECISIONS OF THE 612TH MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 6-7, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of November 6–7, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 612th meeting, opened on November 6, and closed on November 7, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Notice of resignation of the Board member Fuad Jorge Noman Filho, as of November 5, 2014.

2.	Reduction of share capital, and orientation of vote, in EGM of Usina Térmica Ipatinga S.A.

3.	Exceeding of limits of financial covenants in the Company’s by-laws.

4.	Contracting of guarantee insurance.

5.	Filing of a legal action.

6.	Contracting of services of implementation and administration of the corporate credit card.

7.	Expansion of the Paraúna, Poço Fundo and Salto do Paraopeba Small Hydroelectric Plants.

8.	Signature of a mutual cooperation working agreement for secondment of an employee, with the Minas Gerais state government.

9.	Zeus Project / Re-ratification of a Board Spending Decision (CRCA).

10.	Declaration of extraordinary dividends.

11.	Orientation of vote in EGMs of Cemig D and Cemig GT for election of members of the Board due to the resignation.

12.	Convocation of an Extraordinary General Meeting of Stockholders to be held on December 2, 2014, at 11 a.m., to deal with the exceeding of the limit of covenant.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. SUMMARY OF PRINCIPAL DECISIONS OF THE 613TH MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 7, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of November 7, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 613rd meeting, held on November 7, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Signature of an amendment, as consenting party, to a financing contract between Norte Energia S.A. and the Brazilian Development Bank (BNDES).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. NOTICE TO STOCKHOLDERS DATED NOVEMBER 7, 2014: PAYMENT OF EXTRAORDINARY DIVIDENDS: DECEMBER 19

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Payment of extraordinary dividends: December 19

We advise our stockholders that the Board of Directors, in a meeting opened on November 6, 2014 and closed today, November 7, 2014, decided to pay Extraordinary Dividends, using the Profit Reserve Under the By-laws, in the amount of R$ 1,100,000,000.00 (one billion one hundred million Reais), corresponding to R$ 0.874208588 per share.

The payment will be made on December 19, 2014.

The stockholders entitled to these payments are those whose names are on the Company’s Nominal Share Registry on Friday, November 7, 2014, for the purposes specified in Article 205 of Law 6404/76.

The shares will trade ‘ex–’ these rights on Monday, November 10, 2014.

Stockholders whose bank details are up to date with the Custodian Bank for Cemig’s shares (Banco Itaú Unibanco S.A.) will have their credits posted automatically on the first day for payment. Any stockholder not receiving the credit referred to should visit a branch of Banco Itaú Unibanco S.A. to update the stockholder’s Investor Registry details. Payments relating to shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia – the Brazilian Settlement and Custody Company) will be credited to that entity and the Depositary Brokers will be responsible for passing the amounts through to holders.

Belo Horizonte, November 7, 2014

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. CONVOCATION DATED NOVEMBER 7, 2014: EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on December 2, 2014 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

•	Authorization to exceed, in 2014, the limit specified in Sub-clause ‘d’ of § 7 of Clause 11 of the Company’s by-laws – specifically:

–	to authorize that the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year be less than or equal to 84.6% of Ebitda (profit before interest, taxes, depreciation and amortization).

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by November 28, 2014, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena, 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, November 7, 2014

Djalma Bastos de Morais

Vice-Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

ORDINARY AND EXTRAORDINARY GENERAL MEETING

OF STOCKHOLDERS

TO BE HELD ON

DECEMBER 2, 2014

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig,

–	whereas:

a)	In its management of the Company and in the exercise of the right to vote in the wholly-owned subsidiaries, subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board shall at all times faithfully comply with certain targets, which include the following, set out in Clause 11, § 7 of the Company’s by-laws:

–	to keep the Company’s consolidated indebtedness equal to or less than 2 (two) times the Company’s Ebitda (earnings before interest, taxes, depreciation and amortization);

–	to keep the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity) within a maximum limit of 40% (forty per cent); and

–	to limit the consolidated amount of funds destined to capital expenditure and the acquisition of any assets, in each business year, to a maximum of 40% (forty per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

b)	the budget for 2014, as approved by the Board of Directors over the course of the year, has been impacted by greater than planned investments and expenses, and also as a result of raising of funding to meet the Company’s cash requirements;

c)	the Company’s present cash flow projections indicate that in 2014 the ratio (Consolidated funds allocated to capital investment and acquisition of any assets in each business year) / Ebitda (profit before interest, taxes, depreciation and amortization) will be 84.6%;

d)	Under Clause 11, § 9 of the by-laws, targets for indicators may be exceeded for reasons related to temporarily prevailing conditions, upon prior justification by grounds and specific approval by the Board of Directors, up to the following limits

–	Consolidated indebtedness to be less than or equal to 2.5 times Ebitda (profit before interest, taxes, depreciation and amortization); and

–	Consolidated Net debt not to exceed 50% of (Net debt + Stockholders’ equity);

–	and above these limits, including the case of limitation of (Consolidated funds allocated to capital investment and acquisition of any assets) to 40% of Ebitda (profit before interest, taxes, depreciation and amortization), the targets may be exceeded upon prior justification with grounds and specific approval by the stockholders in a General Meeting of Stockholders;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

–	now proposes to you:

•	Authorization for the Company to exceed, in 2014, the limit specified in Sub-clause ‘d’ of § 7 of Clause 11 of the Company’s by-laws – specifically:

–	to authorize that the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year be less than or equal to 84.6% of Ebitda (profit before interest, taxes, depreciation and amortization).

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, November 7, 2014

Djalma Bastos de Morais	Tadeu Barreto Guimarães
Arcângelo Eustáquio Torres Queiroz	Wando Pereira Borges
Eduardo Borges de Andrade	Bruno Magalhães Menicucci
Guy Maria Villela Paschoal	Luiz Augusto de Barros
João Camilo Penna	Marina Rosenthal Rocha
Joaquim Francisco de Castro Neto	Newton Brandão Ferraz Ramos
José Pais Rangel	Paulo Sérgio Machado Ribeiro
Saulo Alves Pereira Junior

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. SUMMARY OF MINUTES OF THE 614TH MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 17, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

614TH MEETING

Date, time and place:	November 17, 2014 at 9 a.m. at the company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.
Meeting Committee:	Chair: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matter on the agenda of this meeting.

II	The Board approved the minutes of this meeting.

III	The Board Authorized:

A)	Provision of a surety guarantee, with waiver of all benefits of order, rights and options for exoneration specified in Articles 333, sole sub-paragraph; 366, 821, 827, 830, 834, 835, 837, 838 and 839, of Law 10406/2002 as amended, and Articles 77 and 595 of Law 5869/1973 as amended, in the Fifth Issue of non-convertible debentures by Cemig Geração e Transmissão S.A. (‘Cemig GT’), unsecured, with surety guarantee, in a single series (‘the Debentures’), to be the object of a public offering, with restricted placement efforts as per Instruction 476 issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) on January 16, 2009, as amended (‘CVM Instruction 476’), to have the following characteristics:

Issuer:	Cemig GT.

Managers:	BB – Banco de Investimento S.A. (‘BB–BI’ or ‘the Lead Manager’);

Banco Bradesco BBI S.A. (‘Bradesco BBI’);

Banco Itaú Unibanco S.A. (‘Itaú’); and

Caixa Econômica Federal (‘Caixa’)

(all, when referred to jointly, ‘the Managers’),

and such other financial institutions as are indicated by the Lead Manager and approved by Cemig GT as a result of any process of syndication;

Guarantee:	The debentures and the obligations arising from them shall have the irrevocable surety guarantee of Companhia Energética de Minas Gerais – Cemig (‘the Guarantor’) as principal payer jointly responsible with the Issuer for all obligations arising from the Issue, namely the principal debt and all accessory obligations under the Debentures, including arears interest, contractual penalty payments and any other additions.

Fiduciary Agent:	Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários.

Use of proceeds:	Payment of debts, investments in equity interests, and replenishment of cash, following investments made in equity interests in 2014.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Volume of the Issue:	Up to one billion four hundred million Reais, on the Issue Date (as defined below).

Nominal Unit Value:	Ten thousand Reais, on the Issue Date.

Debentures / Series:	Up to one hundred forty thousand Debentures, to be distributed in a single Series.

Distribution, and placement regime:	Public distribution, with limited efforts, as per CVM Instruction 476, under the regime of firm guarantee of placement of the totality of the Debentures by the Managers, offered to a target public of Qualified Investors, as defined in Article 4 of CVM Instruction 476.

Form:	Nominal, book-entry debentures, without issuance of deposits or certificates. For all purposes of law, ownership of the Debentures shall be proven by the statement issued by the Bookkeeping Institution, and additionally, in relation to the Debentures held in custody electronically at Cetip S.A. – Mercados Organizados (Cetip) this statement shall be issued in the name of each holder of the Debentures, and shall serve as proof of ownership of the Debentures.

Type:	Unsecured, with additional surety guarantee.

Convertibility:	Not convertible into shares in the Issuer.

Issue Date:	December 10, 2014;

Tenor and Maturity Date:	Four years from the Issue Date, thus maturing on December 10, 2018; except in the event of early maturity of the Debentures due to occurrence of a Default Event (as defined below) (‘the Maturity Date’).

Updating of Nominal Unit Value:	The Nominal Unit Value of the Debentures will not be updated in monetary terms.

Remuneration:	Remuneratory interest shall accrue to the Nominal Unit Value of the Debentures at a rate corresponding to 100% of the accumulated variation resulting from the average rates for one-day interbank deposits – the over extra grupo DI rate – expressed in the form of a percentage per year, on the 252 business days basis, calculated and published daily by Cetip, in its daily bulletin on its website (http://www.cetip.com.br) (‘the DI Rate’) capitalized by a spread to be decided by a Bookbuilding Procedure (as defined below) to be carried out by the Managers, in any event limited to one point seven per cent per year, on the 252 business days basis (‘the Remuneration’). The Remuneration shall be calculated by compound capitalization, pro rata temporis by business days elapsed, from the Subscription Date (or from the immediately prior Date of Payment of the Remuneration, as the case may be) up to the date of its actual payment.

The Bookbuilding Procedure:	The Managers may organize a procedure of collection of investment intentions so as to decide, in common agreement with the Issuer, the final rate of the Remuneration of the Debentures. At the end of the bookbuilding procedure, the Issuer shall ratify the Remuneration, through an amendment to the Private Instrument of Deed of the Fifth Issue by Cemig Geração e Transmissão S.A., of Unsecured Non-convertible Debentures, with Additional Surety Guarantee, in a Single Series, for Public Distribution and with Restricted Placement Efforts (‘the Issue Deed’), which shall be filed with the Commercial Board (Junta Comercial) of the State of Minas Gerais, and registered at the Notaries’ Offices for Registry of Title and Documents in the locations of the head offices of the Issuer, the Guarantor and the Fiduciary Agent, without the need for further corporate approval by the Issuer.

Amortization of the Nominal Unit Value:	In two equal consecutive installments, the first, of fifty per cent of the Nominal Unit Value, payable on December 10, 2017, and the second, of the balance of the Nominal Unit Value, payable on December 10, 2018.

Payment of the Remuneration:	Annually, as from the Issue Date, on the tenth day of December of each year, the first payment being due on December 10, 2015 and the last on the Maturity Date.

Registry for distribution and trading:	(a)	distribution in the primary market: through the Assets Distribution Module (MDA – Módulo de Distribuição de Ativos), managed and operated by Cetip, with financial settlement of the distribution through Cetip; and

(b)	trading in the secondary market: through Cetip21–Securities, managed and operated by Cetip, with financial settlement of trades and electronic custody of the debentures carried out in Cetip.

The debentures may be traded only after ninety days from the date of each subscription or acquisition by the qualified investor, under Articles 13 and 15 of CVM Instruction 476, and only provided that the Issuer has complied with the obligations stated in Article 17 of Instruction 476. The Debentures may be traded only between qualified investors, unless the Issuer obtains the registry referred to in Article 21 of Law 6385/1976 (‘the Securities Market Law’).

Minimum rating:	AA, Brazilian scale, by Fitch Ratings or Standard & Poor’s; or Aa2, by Moody’s.

Renegotiation:	None.

Optional early redemption:	The debentures are not subject to optional early redemption.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Optional acquisition:	The Issuer may, at its own exclusive option, acquire Debentures in circulation at any time, provided it obeys Paragraph 3 of Article 55 of Law 6404/1976, as amended. The Debentures acquired may be canceled, remain in the Issuer’s treasury, or be once again placed in the market, in accordance with the rules issued by the CVM, and such fact must be contained in the Issuer’s Report of Management and Financial Statements. The Debentures acquired by the Issuer for holding in treasury, if and when placed again in the market, shall carry the right to the same Remuneration as the other Debentures in circulation.

Early maturity:	All the following events shall be considered to be ‘Default Events’, resulting in early maturity of the Debentures, and immediate demandability of payment by the Issuer of the Nominal Unit Value of the debentures, augmented by the Remuneration, calculated pro rata temporis from the Subscription Payment Date, or from the immediately prior date of payment of the Remuneration, as the case may be, up to the date of its actual payment:

(a)	Liquidation, dissolution or declaration of bankruptcy of the Issuer and/or of the Guarantor; application for bankruptcy by the Issuer; application for bankruptcy of the Issuer and/or the Guarantor made by a third party and not duly cured by deposit in court nor contested within the legal period; proposal to any creditor or class of creditors by the Issuer and/or by the Guarantor for a plan of out-of-court reorganization, whether or not court ratification of such plan is sought or obtained; or application to the Court by the Issuer and/or the Guarantor for judicial recovery, whether or not granted by the competent judge.

(b)	Non-compliance, within the stated period, by the Issuer and/or the Guarantor with any pecuniary obligation related to the Debentures.

(c)	Early maturity of any pecuniary obligation of the Issuer and/or of the Guarantor arising from default on an obligation to pay any individual or aggregate amount greater than fifty million Reais or its equivalent in other currencies, whether or not due to contractual non-compliance.

(d)	Direct or indirect change, transfer or assignment of stockholding control of the Issuer and/or of the Guarantor, unless this takes place by order of a court or by force of regulation, without the prior consent of holders of Notes representing at least two-thirds of the Notes in Circulation.

(e)	Termination, for any reason, of any of the concession contracts held by the Issuer and/or by the Guarantor such as represents an adverse material impact on the Issuer’s and/or the Guarantor’s payment capacity, except for the São Simão, Jaguara or Miranda Plants.

(f)	Legitimate protest of receivables against the Issuer and/or against the Guarantor the individual or global value of which exceeds fifty million Reais or its equivalent in other currencies, unless, within a maximum of thirty calendar days from the date of receipt of a written notice sent by the Fiduciary Agent to the Issuer: either (1) the protest has been validly proven by the Issuer and/or the Guarantor (as the case may be) to have been filed in error or due to bad faith by a third party; or (2) the protest is suspended or canceled; or (3) guarantees are given in court.

(g)	Non-compliance by the Issuer and/or by the Guarantor, as the case may be, with any non-pecuniary obligation specified in the Issue Deed, not cured within 30 (thirty) calendar days from the date on which a written notice sent by the Fiduciary Agent to the Issuer is received.

(h)	If the Issuer and/or the Guarantor, as the case may be, omits to pay by the maturity date, or does not take the legal or judicial measures required for non-payment, any debt or any other obligation payable by the Issuer and/or the Guarantor, as the case may be, under any agreement or contract to which it is a party as a borrower or guarantor, individually or in aggregate involving an amount of fifty million Reais or more or its equivalent in other currencies.

(i)	Privatization, merger, liquidation, dissolution, extinction, split or any other form of stockholding reorganization (including absorption and/or absorption of shares) that results in reduction of the registered capital of the Issuer and/or of the Guarantor, unless it is by reason of an order of a Court or a regulatory order, or does not cause a change in the rating of the Issue to a rating lower than: that of AA supplied by Fitch Ratings or Standard & Poor’s; or that of Aa2, by Moody’s.

(j)	Assignment, promise of transfer, or any form of transfer or promise of transfer to third parties, in whole or in part, by the Issuer and/or by the Guarantor, of any of its/their obligations under the Issue Deed, without prior written consent of holders of Debentures representing at least two-thirds of the Debentures in Circulation.

(k)	Invalidity, nullity or unenforceability of the Debentures or of the Issue Deed.

(l)	Use by the Issuer of the proceeds of the Issue for any purpose not strictly as specified in the Issue Deed.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(m)	Existence of any false, misleading, incorrect, incomplete or insufficient statement made by the Issuer and/or by the Guarantor in any of the documents.

(n)	Non-compliance with any court judgment against which there is no further appeal against the Issuer, of which the individual or aggregate value is fifty million Reais or more, or its equivalent in other currencies.

(o)	Transformation of the Issuer into a different type of company.

For the purposes of (i) above, privatization is defined as an event in which: the Guarantor, the present direct controlling stockholder of the Issuer, ceases directly or indirectly to hold the equivalent of, at least, 50% plus one share of the total of the Issuer’s voting stock; and/or the Government of the State of Minas Gerais, currently controlling stockholder of the Guarantor, ceases directly or indirectly to hold the equivalent of, at least, 50% (fifty per cent) plus one of the voting shares in the Guarantor.

If any of the Default Events specified in Sub-items (a), (b), (c), (d), (e), (j) or (k) above occurs, maturity of the Debentures shall take place automatically, independently of advice or notification, in the courts or otherwise, and the Fiduciary Agent must immediately send written notice to the Issuer informing it of such event and of the early maturity of the debentures.

If any of the other Default Events occur, the Fiduciary Agent shall, within forty-eight hours of the date on which it becomes aware of the occurrence of any of the said events, call a General Meeting of Debenture Holders to decide on non-declaration of early maturity of the Debentures, obeying the convocation procedure specified in the Issue Deed and the specific quorum established below. The Fiduciary Agent must immediately send the Issuer a notice in writing informing it of the decisions taken in the said General Meeting. The said General Meeting may also be called by the Issuer, in the form specified in the Issue Deed. If, in the General Meeting, Holders of at least two thirds of the Debentures in Circulation decide that the Fiduciary Agent shall not declare early maturity of the Debentures, the Fiduciary Agent shall not declare early maturity of the Debentures. Additionally, in the event that the General Meeting of Debenture Holders does not come into session, for lack of quorum, including at second convocation, the Fiduciary Agent shall declare immediate early maturity of all the obligations arising from the Debentures, and shall immediately send the Issuer a communication in writing informing it of such event. In any event of early maturity of the Debentures, the Issuer undertakes to make the payments and pay the charges specified in the Issue Deed, within 3 (three) business days from receipt, by the Issuer, of the related written communication sent by the Fiduciary Agent.

Subscription price and payment:	The Debentures will be subscribed at their Nominal Unit Value and paid at sight upon subscription, in Brazilian currency, at the subscription price, in accordance with the rules of settlement and procedures applicable to Cetip.

Payment conditions:	The payments shall be made by the Issuer on the related due dates, using, as the case may be:

a)	the procedures adopted by Cetip, for the Debentures registered electronically in the Cetip–21; and/or

b)	the procedures of the Settlement Bank, for the Debentures that are not linked to Cetip.

Extension of periods:	If the date of maturity of an obligation coincides with a day that is not a business or banking business day at the location of payment, the date of payment of any obligation shall be deemed postponed to the next business day, without any addition to the amount to be paid, except in cases where the payment is to be made through Cetip, in which case the extension will take place only when the date of the payment coincides with a Saturday, Sunday or declared national public holiday.

Arrears charges:	If the Issuer omits to make any payments payable to the Debenture holders in the stipulated periods, the amounts shall be subject to:

(a)	a contractual penalty payment, irreducible and of a non-compensatory nature, of two per cent on the amount due and unpaid; and

(b)	arrears interest, calculated at one per cent per month on the amount due and unpaid.

B)	Signature, as guarantor, of the documents indispensable to the Issue referred to in Item III, Subclause ‘A’, above, including:

–	the Contract for Issue Management, Placement and Public Distribution, with Restricted Efforts, under the Regime of Firm Guarantee, of Unsecured Non-convertible Debentures with Additional Surety Guarantee, in a single series, of the Fifth Issue by Cemig Geração e Transmissão S.A., to be entered into by the Issuer, the Guarantor and the Managers.

–	the Issue Deed and respective subsequent amendments; and others once they have been analyzed by the Company’s Legal Department and provided they cause no further cost to the transaction.

C)	The Executive Board to take all action necessary to put the above decisions into effect.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV	The Board ratified:

–	Orientation of vote by the representatives of the Company in the Extraordinary General Meeting of Stockholders and the meeting of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. (Taesa), in favor of:

–	participation by that company, directly, or indirectly through one of the companies in which it holds an interest, in Aneel Auction 04/2014; and

–	constitution of a special-purpose company to receive the grant of the concession for electricity transmission and concession including construction, operation and maintenance of the transmission facilities, in the event that Taesa, or any company in which it has an equity holding, wins a concession at the auction.

V	Withdrawn from the agenda: The items relating to grant of a guarantee for the issue of Notes by CemigTelecom was withdrawn from the agenda.

VI	Comment: The Chair spoke on a subject of interest to the Company.

The following were present:

Board members:	Djalma Bastos de Morais, Arcângelo Eustáquio Torres Queiroz, Guy Maria Villela Paschoal, João Camilo Penna, José Pais Rangel, Paulo Roberto Reckziegel Guedes, Tadeu Barreto Guimarães,

Wando Pereira Borges,

Bruno Magalhães Menicucci,

Luiz Augusto de Barros,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro,

Flávio Miarelli Piedade,

Franklin Moreira Gonçalves,

Marina Rosenthal Rocha;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. MARKET ANNOUNCEMENT DATED NOVEMBER 28, 2014: CEMIG INCLUDED IN BM&F BOVESPA’S ISE SUSTAINABILITY INDEX FOR 10TH YEAR RUNNING

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig included in

BM&FBovespa’s ISE Sustainability Index

for 10th year running

As part of its commitment to best corporate governance practices, Cemig (Companhia Energética de Minas Gerais), a listed company with equity securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby reports to its stockholders and the market as follows:

Cemig has been selected for the 10th year running for inclusion in the ISE Corporate Sustainability Index (Índice de Sustentabilidade Empresarial) of the São Paulo Stock Exchange (BM&FBovespa S.A.).

Cemig has been included in this index every year since its creation, in 2005.

The 2015 portfolio of the ISE contains 51 shares of 40 companies, in 19 sectors, with total market capitalization of R$ 1.22 trillion – or 49.87% of the total market capitalization of all the shares traded on the BM&FBovespa (on Nov. 24, 2014).

The shares in the index for 2015 were selected from among the 182 companies with the 200 most liquid shares on the exchange in January 2014, after they answered a questionnaire with more than 400 questions – reflecting the characteristics of each company, its activities in the economic, environmental and social dimensions, its attitudes and actions in relation to climate change and corporate governance, and the nature of its products.

For more details on the ISE index, see: http://www.isebvmf.com.br/

Belo Horizonte, November 28, 2014

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. SUMMARY OF MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON DECEMBER 2, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON

DECEMBER 2, 2014

At 11 a.m. on December 2, 2014, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting, on first convocation, at the Company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements. The stockholder The State of Minas Gerais was represented by the State Procurator Mrs. Renata Couto Silva de Faria, for the Office of the General Attorney of the State of Minas Gerais, in accordance with the current legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders. She further stated that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Letícia Pedercini Issa to chair the meeting.

The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved unanimously.

The Chair then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on November 14, 15 and 18 of this year, in the newspapers Minas Gerais, official publication of the Powers of the State, on pages 37, 112 and 30, respectively, and O Tempo, on pages 22, 34 and 32, respectively, the content of which is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on December 2, 2014 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

•	Authorization to exceed, in 2014, the limit specified in Sub-clause ‘d’ of § 7 of Clause 11 of the Company’s by-laws – specifically:

– to authorize that the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year be less than or equal to 84.6% of Ebitda (profit before interest, taxes, depreciation and amortization).

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by November 28, 2014, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena, 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, November 7, 2014

Djalma Bastos de Morais

Vice-Chair of the Board of Directors”

The Chair then asked the Secretary to read the Proposal by the Board of Directors, which deals with the agenda. The contents of that document is as follows:

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON DECEMBER 2, 2014

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig,

– whereas:

a)	In its management of the Company and in the exercise of the right to vote in the wholly-owned subsidiaries, subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board shall at all times faithfully comply with certain targets, which include the following, set out in Clause 11, § 7 of the Company’s by-laws:

– to keep the Company’s consolidated indebtedness equal to or less than 2 (two) times the Company’s Ebitda (earnings before interest, taxes, depreciation and amortization);

– to keep the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity) within a maximum limit of 40% (forty per cent); and

– to limit the consolidated amount of funds destined to capital expenditure and the acquisition of any assets, in each business year, to a maximum of 40% (forty per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	the budget for 2014, as approved by the Board of Directors over the course of the year, has been impacted by greater than planned investments and expenses, and also as a result of raising of funding to meet the Company’s cash requirements;

c)	the Company’s present cash flow projections indicate that in 2014 the ratio (Consolidated funds allocated to capital investment and acquisition of any assets in each business year) / Ebitda (profit before interest, taxes, depreciation and amortization) will be 84.6%;

d)	under Clause 11, § 9 of the by-laws, targets for indicators may be exceeded for reasons related to temporarily prevailing conditions, upon prior justification by grounds and specific approval by the Board of Directors, up to the following limits

– Consolidated indebtedness to be less than or equal to 2.5 times Ebitda (profit before interest, taxes, depreciation and amortization); and

– Consolidated Net debt not to exceed 50% of (Net debt + Stockholders’ equity);

– and above these limits, including the case of limitation of (Consolidated funds allocated to capital investment and acquisition of any assets) to 40% of Ebitda (profit before interest, taxes, depreciation and amortization), the targets may be exceeded upon prior justification with grounds and specific approval by the stockholders in a General Meeting of Stockholders;

– now proposes to you:

•	Authorization for the Company to exceed, in 2014, the limit specified in Sub-clause ‘d’ of § 7 of Clause 11 of the Company’s by-laws – specifically:

– to authorize that the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year be less than or equal to 84.6% of Ebitda (profit before interest, taxes, depreciation and amortization).

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, November 7, 2014

Djalma Bastos de Morais	Arcângelo Eustáquio Torres Queiroz	Eduardo Borges de Andrade

Guy Maria Villela Paschoal	João Camilo Penna	Joaquim Francisco de Castro Neto

José Pais Rangel	Saulo Alves Pereira Junior	Tadeu Barreto Guimarães

Wando Pereira Borges	Bruno Magalhães Menicucci	Luiz Augusto de Barros

Marina Rosenthal Rocha	Newton Brandão Ferraz Ramos	Paulo Sérgio Machado Ribeiro”

The above proposal was put to debate, and subsequently to a vote, and was approved by a majority.

There being no further business, the Chair opened the meeting to the floor, and since no-one wished to make any statement, ordered the meeting suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, declared the meeting closed.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. CONVOCATION DATED DECEMBER 5, 2014: EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on December 29, 2014 at 3 p.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1	Ratification of the appointment of 3 (three) experts for valuation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco Energia S.A. (Capim Branco).

2	Approval of the Opinion of Valuation of the Stockholders’ equity of Capim Branco, at book value, prepared in accordance with the previous item.

3	Authorization for absorption of Capim Branco by Cemig Geração e Transmissão S.A. (Cemig GT), and the subsequent dissolution of Capim Branco.

4	Orientation of vote of the representative(s) of the Company in the Extraordinary Annual General Meeting of Cemig GT in relation to:

a)	Authorization to sign a Protocol of Absorption and Justification, between Cemig GT and Capim Branco, to specify the terms and conditions that will govern the absorption of Capim Branco by Cemig GT.

b)	Ratification of the nomination of 3 (three) experts for evaluation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco.

c)	Approval of the Opinion of Valuation of the Stockholders’ equity of Capim Branco, at book value, prepared in accordance with sub-item ‘b’, above.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)	Authorization, verification and approval of an increase in the share capital of Cemig GT:

–from:	R$ 1,700,000,000.00 (one billion seven hundred million Reais), comprising:

2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value

–to:	R$ 1,862,845,041.33 (one billion eight hundred sixty two million eight hundred forty five thousand forty one Reais and thirty three centavos),

without issuance of new shares, thus comprising:

2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value;

with consequent alteration of Clause 5 of the by-laws of Cemig GT.

e)	Authorization for Capim Branco to be absorbed by Cemig GT, and subsequently dissolved.

f)	Authorization for Cemig GT to become successor of Capim Branco in all its rights and obligations, for all and any purposes of law or otherwise.

g)	Authorization for the transfer to Cemig GT, by absorption, of all the establishments, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, stockholdings, contracts, obligations, liabilities, tax books and tax invoices, controls, records, accounting, documents, systems and information of Capim Branco.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by December 22, 2014, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena, 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, December 11, 2014.

Djalma Bastos de Morais

Vice-Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON

DECEMBER 29, 2014

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig) –

– Whereas:

a)	on December 19, 2013, Cemig Geração e Transmissão S.A. (Cemig GT) and Vale S.A. (Vale) entered into the following legal instruments:

1)	the Share purchase and sale agreement (‘the Share Purchase Agreement) between Vale, as vendor, and Cemig GT, as purchaser, with Vale Geração Norte S.A. as consenting party, the purpose of which is the acquisition by Cemig GT of up to 49% of the total and voting capital of Vale Geração Norte S.A., now named Aliança Geração Norte S.A. (‘the Acquisition’); and,

2)	the Preliminary Association Agreement (the ‘Preliminary Agreement’), between Vale and Cemig GT with Companhia Energética de Minas Gerais—Cemig and Vale Geração de Energia S.A. as consenting parties, providing for contribution to Vale Geração de Energia S.A. of certain Assets of Vale (the ‘Vale Assets’), valued at R$ 2,481 million, in currency of January 1, 2014, and certain assets of Cemig GT (‘the Cemig GT Assets’), with value of R$ 2,030 million, also in currency of January 1, 2014, both valuations being in accordance with an economic/financial valuation prepared by Bradesco BBI, corresponding to final share ownerships, in Vale Geração Energia S.A., of 55% by Vale and 45% by Cemig GT (‘the Association’), the transaction having been authorized by the Board of Directors of Cemig and Cemig GT;

b)	the formal company name of Vale Geração de Energia S.A. has been changed to Aliança Geração de Energia S.A. – Aliança, an unlisted company held by shares constituted in accordance with the laws of the Federal Republic of Brazil, with head office at Rua Sapucaí 383, 4th Floor, Suite 405, Bairro Floresta, 30150-904 Belo Horizonte, Minas Gerais, registered in the CNPJ/MF under No. 12.009.135/0001-05;

c)	under Clause 16.1 of the Preliminary Agreement, the Parties agreed to sign the Final Association Agreement (‘the Final Agreement’) within 90 (ninety) calendar days from the signature of the Preliminary Agreement;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)	on March 17, 2014, the Parties signed the First Amendment to the Preliminary Agreement, changing the period for signature of the Final Agreement from 90 (ninety) to 180 (one hundred and eighty) days;

e)	on June 17, 2014 the Parties signed the Second Amendment to the Preliminary Agreement, changing the period for signature of the Final Agreement from 180 (one hundred and eight) days to 240 (two hundred and forty) days, that is to say until August 16, 2014;

f)	on August 5, 2014, Cemig GT and Vale signed a Final Association Agreement, governing, among other matters, the entry of Cemig GT into the Share Capital of Aliança, by subscription of 98,029 (ninety eight thousand, and twenty nine) nominal common shares without par value;

g)	Cemig GT then held 45% in the voting and total share capital of Aliança, while Vale held 55%;

h)	the Final Agreement states that the total incorporation of Cemig Capim Branco Energia S.A. (Capim Branco) by Cemig GT is a prior condition for the closing of the association transaction, since the direct and indirect equity interest held by Cemig in the Capim Branco Consortium is one of the assets to be subscribed by Cemig GT into Aliança;

i)	by the Closing Date, Capim Branco will be totally absorbed by Cemig GT, resulting from the transfer to Cemig GT of the direct and indirect equity interests held, on today’s date, by Capim Branco, equivalent to 26.4752% of the Amador Aguiar I and II Hydroelectric Projects (previously the Capim Branco I and II Hydroelectric Projects), and, of this total, (a) Capim Branco holds 21.05% of the Amador Aguiar I and II projects, and (b) Capim Branco holds 30.3030% of the share capital of Epícares which, in turn, holds 17.8947% of the Amador Aguiar I and II hydroelectric plants;

j)	the National Electricity Agency (Aneel) has approved the transfer to Aliança of the interests held by Capim Branco, by Vale and by Epícares in the shared concession of the Amador Aguiar I and Amador Aguiar II hydroelectric projects (the Capim Branco Consortium), through Aneel Authorizing Resolution 4954/2014 of November 25, 2014, published in the federal Official Gazette of December 5, 2014;

k)	by the absorption, Capim Branco will be absorbed by Cemig GT and Cemig GT will succeed it in all its rights and obligations;

l)	Cemig GT and Capim Branco will sign the Protocol of Absorption and Justification, as specified by Law 6404/1976, specifying the terms and conditions that will govern the incorporation of Capim Branco by Cemig GT;

m)	for execution of the absorption of Capim Branco by Cemig GT, Cemig, Cemig GT and Capim Branco will hold an Extraordinary General Meeting of Stockholders (EGM), for, among others, the following purposes:

1)	authorization of signature, by Cemig GT and Capim Branco, of the Protocol of Absorption and Justification, in the manner specified by Law 6404/1976, to specify the terms and conditions that will govern the absorption of Capim Branco by Cemig GT;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2)	ratification of the appointment of 3 (three) technical experts to value the Stockholders’ equity of Capim Branco, for the purposes of Article 8 of Law 6404.1976;

3)	approval of the Opinion of Valuation of the Stockholders’ equity of Capim Branco, at book value, prepared by the three experts, in accordance with Article 8 of Law 6404/1976;

4)	authorization of the absorption of Capim Branco by Cemig GT;

5)	authorization, verification and approval of the increase in the share capital of Cemig GT;

6)	authorization of the absorption of Capim Branco by Cemig GT, and subsequent dissolution of Capim Branco;

7)	authorization for Cemig GT to succeed Capim Branco in all its rights and obligations, for all purposes of law and otherwise; and

8)	transfer to Cemig GT, by absorption, of all the establishments, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, stockholdings, contracts, obligations, liabilities, tax books and tax invoices, controls, records, accounting, documents, systems and information of Capim Branco;

n)	it is the responsibility of the Board of Directors to approve declarations of vote in the General Meeting of Stockholders; and to orient votes in meetings of the Boards of Directors, of the wholly-owned and other subsidiaries, affiliated companies and consortia in which the company holds interests, when it involves participation in the equity of other companies, or consortia (and the decisions, in any event and not only in the matters relating to participation in the capital of other companies or consortia, must obey the provisions of the Company’s by-laws, the Long-Term Strategic Plan and the Multi-year Strategic Plan); and to approve the constitution of, and participation in the share capital of, any companies, projects or consortia, under Article 17, sub-items ‘p’ and ‘q’ respectively;

o)	it is the responsibility of the Board of Directors to submit their proposals to the General Meetings of Stockholders, to be decided by stockholders; and

p)	the matter has been analyzed by the Legal Department of the Company;

– now proposes to you as follows:

1)	Ratification of the nomination of the following 3 (three) experts – Mr. Flávio de Almeida Araújo, CRC/MG 86.861, Mr. Leonardo Felipe Mesquita, CRC/MG 85.260, and Mr. Leonardo George de Magalhães, CRC/MG 53.140, for evaluation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco.

2)	Approval of the Opinion of Valuation of the Stockholders’ equity of Capim Branco, at book value, prepared by the three technical experts, in accordance with Article 8 of Law 6404/1976.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3)	Authorization for Capim Branco to be absorbed by Cemig GT, and subsequently dissolved.

4)	Orientation of vote in favor, by the representative(s) of the Company in the Extraordinary Annual General Meeting of Cemig Geração e Transmissão S.A. (Cemig GT) in relation to:

a)	Authorization to sign the Protocol of Absorption and Justification, between Cemig GT and Capim Branco, to specify the terms and conditions that will govern the absorption of Capim Branco by Cemig GT.

b)	Ratification of the nomination of the following 3 (three) experts – Mr. Flávio de Almeida Araújo, CRC/MG 86.861, Mr. Leonardo Felipe Mesquita, CRC/MG 85.260, and Mr. Leonardo George de Magalhães, CRC/MG 53.140, for valuation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco.

c)	Approval of the Opinion of Valuation of the Stockholders’ equity of Capim Branco, at book value, prepared by the three experts, in accordance with Article 8 of Law 6404/1976.

d)	Authorization, verification and approval of an increase in the share capital of Cemig GT:

–from:	R$ 1,700,000,000.00 (one billion seven hundred million Reais), comprising:

2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value

–to:	R$ 1,862,845,041.33 (one billion eight hundred sixty two million eight hundred forty five thousand forty one Reais and thirty three centavos),

without	issuance of new shares, thus comprising:

2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value;

with	consequent alteration of Clause 5 of the Company’s by-laws, to the following:

“Article	5 The Company’s registered capital is R$ 1,862,845,041.33 (one billion eight hundred sixty two million eight hundred forty five thousand forty one Reais and thirty three centavos), represented by 2,896,785,358 (two billion, eight hundred ninety six million, seven hundred eighty five thousand, three hundred fifty eight) nominal common shares without par value.”;

e)	Authorization for Capim Branco to be absorbed by Cemig GT, and subsequently dissolved.

f)	Authorization for Cemig GT to become successor of Capim Branco in all its rights and obligations, for all and any purposes of law or otherwise.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

g)	Authorization for the transfer to Cemig GT, by absorption, of all the establishments, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, stockholdings, contracts, obligations, liabilities, tax books and tax invoices, controls, records, accounting, documents, systems and information of Capim Branco.

Belo Horizonte, December 11, 2014

Djalma Bastos de Morais	Saulo Alves Pereira Junior
Arcângelo Eustáquio Torres Queiroz	Tadeu Barreto Guimarães
Eduardo Borges de Andrade	Wando Pereira Borges
Guy Maria Villela Paschoal	Custódio Antonio de Mattos
João Camilo Penna	Luiz Augusto de Barros
José Pais Rangel	Marina Rosenthal Rocha
Otávio Marques de Azevedo	Newton Brandão Ferraz Ramos

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Cemig Capim Branco Energia S.A

Valuation Opinion based on the books of account in Brazil of Cemig Capim Branco Energia S.A on November 30, 2014.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Valuation Opinion on the Stockholders’ Equity of Cemig Capim Branco

To the Management of

Companhia Energética de Minas Gerais

Av. Barbacena 1200, 12th Floor

Belo Horizonte, Minas Gerais

In accordance with the provisions of §1 and §6 of Article 8 of Law 6404/76, the Management of Companhia Energética de Minas Gerais appointed, in a General Meeting of Stockholders, three expert specialists to prepare a Valuation Opinion on the equity value of the interest in of Cemig Capim Branco Energia S.A., at book value.

Details of the technical experts responsible

Mr. Flávio de Almeida Araújo, Accountant, registered in the Regional Accounting Council (CRM) of Minas Gerais State under Nº CRC/MG 86.861; Leonardo Felipe Mesquita, Accountant, registered in the CRM of Minas Gerais State under Nº CRC/MG 85.260; and Leonardo George de Magalhães, Accountant, registered in the CRM of Minas Gerais State under Nº CRC/MG 53.140, in accordance with the accounting practices adopted in Brazil, present the result of their work below.

Objective of the valuation

The purpose of the valuation of the Stockholders’ Equity, at book value, of Cemig Capim Branco Energia S.A. (‘Cemig Capim Branco’) on November 30, 2014 is to measure the value of this investment now held by Companhia Energética de Minas Gerais (‘Cemig’), for transfer, through absorption, to Cemig Geração e Transmissão S.A. (‘Cemig GT’), with increase in the share capital of Cemig GT. This document will thus be part of the protocol of absorption of Cemig Capim Branco by Cemig GT, as determined by Sub-items III and V of Article 224 of Law 6404/76.

Management’s responsibility for the accounting information

The management of Cemig Capim Branco Energia S.A is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, and also for the material internal controls that it has decided are necessary to enable the said accounting information to be prepared in a manner that is free of material distortion, whether caused by fraud or error.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Scope of the work and responsibility of the appointed technical experts

Our responsibility is to express a conclusion about the book value of the Stockholders’ Equity of Cemig Capim Branco Energia S.A. on November 30, 2014, based on its balance sheet, raised on that date.

Stockholders’ Equity of Cemig Capim Branco

The elements directly related to the measurement of the equity and financial position of a company are the assets, the liabilities and the stockholders’ equity. The latter represents the ‘remaining interest in the assets of the entity after all of its liabilities have been deducted’, this being the definition under CPC 00 (R1) – Conceptual Structure for Preparation and Publication of an Accounting and Financial Report (Estrutura Conceitual para Elaboração e Divulgação de Relatório Contábil-Financeiro).

Valuation of the investment ‘Cemig Capim Branco Energia S.A.’, within Cemig

The criteria for valuation of Investment in Affiliates and Subsidiaries is given by Article 248 of Law 6404/76. In the Company’s Statement of financial position (Balance sheet), these investments are valued by the equity method, in accordance with the following rules:

I—The value of the Stockholders’ equity of the affiliated company or subsidiary shall be determined based on a balance sheet or interim balance sheet raised, obeying the rules of the said Law;

II—The value of the investment will be determined through application, to the value of the Stockholders’ Equity referred to in the previous sub-item, of a percentage equal to the Company’s equity interest in the share of the affiliated entity or subsidiary.

Since Cemig Capim Branco Energia S.A is a subsidiary of Cemig, the equity method is applied, as follows:

Date	Stockholders’ Equity, Cemig Capim Branco	Percentage interest	Cemig investment
November 30, 2014	R$ 162,84,041.33	100.00	R$ 162,845,041.33

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Conclusion

Based on the work carried out, we have concluded that the value of R$ 162,845,041.33 (one hundred sixty two million, eight hundred forty five thousand, forty one Reais and thirty three centavos), represents, in all material aspects, the Stockholders’ Equity of Cemig Capim Branco indicated at the end of this Opinion, this valuation having been made in accordance with accounting practices adopted in Brazil, extracted from the Statement of financial position (Balance sheet) raised on November 30, 2014 and recorded in its books of account.

Applying the equity method specified by the legislation, the total value of the investment ‘Cemig Capim Branco Energia S.A’, recorded in the books of account of the investor Cemig, on November 30, 2014, is identical to the Stockholders’ Equity of the investee.

It should be pointed out that the above amounts are reviewed quarterly by an independent auditing firm, and coincide with the accounting records of Cemig in the SAP ECC transaction system. Thus, the value of the investment to be transferred to Cemig GT is R$ 162,845,041.33, detailed in the Statement of Financial Position below:

SUMMARY, STATEMENT OF FINANCIAL POSITION CEMIG CAPIM BRANCO
Assets		Liabilities
Total, Current	142,165,458.20	Total, Current	42,088,878.37
Total, Non-current	144,065,625.61	Total, Non-current	81,297,164.11
		Total Stockholders’ equity	162,845,041.33
Total assets	286,231,083.81	Total of liabilities and stockholders’ equity	286,231,083.81

Belo Horizonte, December 5, 2014.

Flávio de Almeida Araújo CRC/MG 86.861	Leonardo Felipe Mesquita CRC/MG 85.260	Leonardo George de Magalhães CRC/MG 53.140

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. SUMMARY OF PRINCIPAL DECISIONS OF THE 615TH MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 5, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of December 5, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 615th meeting, held on December 5, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Signature of instruments of governance of a company of the ‘Cemig Group’.

•	Signature of amendments to a contract.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. SUMMARY OF PRINCIPAL DECISIONS OF THE 616TH MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 11, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

First meeting of December 11, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 616th meeting, held at 8 a.m. on December 11, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Calendar for meetings of the Board of Directors in 2015.

2.	Prothea Project – 2nd Tranche / Re-ratification of Board Spending Decision (CRCA).

3.	Signature of legal instruments relating to the Operational Agreement of the Igarapava Hydroelectric Plant.

4.	Signature of a corporate guarantee letter in which Cemig is guarantor.

5.	Signature of an amendment to an electricity trading guarantee instrument, with Hidrelétrica Cachoeirão.

6.	Periodic declaration of Interest on Equity.

7.	Declaration of interim dividends.

8.	Signature of an amendment to a contract for provision of temporary manpower services, with Método Assessoria Empresarial Ltda.

9.	Signature of a working agreement with the Minas Gerais State Military Police.

10.	Signature of a power supply contract, with Cemig D.

11.	Signature of an amendment to a contract with Guanhães Energia S.A.

12.	Signature, individually, of contracts for operation and maintenance services, with Sá Carvalho S.A., Cemig PCH S.A., Rosal Energia S.A., Usina Térmica Barreiro S.A. and Horizontes Energia S.A., with Cemig as consenting party and with prior consent of Aneel.

13.	Cancellation of: constitution of a Company.

14.	Delegation of powers.

15.	Restructuring of Cemig Capim Branco S.A.

16.	Convocation of an Extraordinary General Meeting of Stockholders, to be held on December 29, 2014 at 4 p.m., to deal with the restructuring of Cemig Capim Branco S.A.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. SUMMARY OF PRINCIPAL DECISIONS OF THE 617TH MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 11, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Second meeting of December 11, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 617th meeting, held at 12 noon on December 11, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Grant of a guarantee for issuance of Promissory Notes by CemigTelecom.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. PRESENTATION OF 3Q 2014 RESULTS

Cemig
A Melhor Energia do Brasil
September 2014 results
Overcoming new challenges – to continue to grow

Disclaimer
Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.
These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on expected future results, many of which are not under Cemig’s control.
Important factors that can lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and electricity markets, uncertainty on our results from future operations, plans, and objectives, and other factors. Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied by such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.
In this material, financial amounts are in R$ million (R$ mn) unless otherwise stated.
Financial data reflect the adoption of IFRS.

Our results up to September (IFRS)

Net revenue
+25%
10.662
13.330
9M 2013
9M 2014
Ebitda
+2%
4,132
4,199
9M 2013
9M 2014
Net income
-11%
2,271
2,020
9M 2013
9M 2014

3

Our results up to September (IFRS)
Net revenue
Ebitda
Net income
25% 10.662 9M 2013 13.330 9M 2014 +2% 4,132 9M 2013 4,199 9M 2014 -11% 2,271 9M 2013 2,020 9M 2014
Exposure to spot market creates constant challenges
Revenue reflects gains earned by trading strategy
Negative effect from reduction of hydro generation stronger in 3Q14
Equity-method loss in Madeira Energia was a significant negative effect

Highlights

Renova: Investment of R$ 1.5 billion – Strategy: expansion of generation from renewable sources
Taesa: Role of FIP Coliseu extended for 720 days
Natural gas: Increase of stake in Gasmig
Acquisition of the 40% held by Petrobrás for R$ 600 million
Expansion of generation: Acquisition of 49.9% interest in Retiro Baixo Energética S.A. (“RBE”)
Sustainability: Cemig once again included in the ‘DJSI World’ (Dow Jones Sustainability World Index).

The Santo Antônio Hydroelectric Plant
Plant is exposed to spot market
Non-Availability Factor (FID*)
Concession contract specifies Availability Index of 99.5% for rotors
Mesa Energia applied to Aneel to modify the figure while Santo Antônio Plant was under construction
Cost with exclusion of liability
Illegal strikes caused delay in startup of rotors
Application has been made to competent bodies to postpone dates of sales contracts with distributors by 63.61 days
GSF affected performance
Increase in Cemig’s stake in Santo Antônio
Purchase of SAAG’s 7.87% interest in Mesa
Contingency clause exempts Cemig from disbursements related to exposure to spot market prior to signature of the contract
Other contingencies limited to 12.4% of total purchase value of the asset
* FID – Fator de Indisponibilidade

Capitalization of Renova
Entry of Cemig GT into the controlling stockholding block of Renova
Cemig GT subscribed capital increase of R$ 1.5 billion
Made advance against capital increase of R$ 810 million
R$ 740 million refers to acquisition of the interest in Brasil PCH
Structuring of Chipley as growth vehicle for Cemig GT and Renova
RENOVA ENERGIA ON SHARES Quantity % PN SHARES Quantity % TOTAL SHARES Quantity % OF TOTAL CAPITAL %
Controlling block 188,309,629 79 - - 188,309,629 59.1
RR Participações 50,561,797 21.2 - - 50,161,797 15.9
Light Energia 50,561,797 21.2 - - 50,561,797 15.9
CEMIG GT 87,186,035 36.6 - - 87,186,035 27.3
Other stockholders 49,786,482 21 80,408,816 100 130,195,298 41
RR Participações 9,560,093 4 - - 9,560,093 3
BNDESPar 9,311,425 3.9 18,622,850 23.2 27,934,275 8.8
InfraBrasil 11,651,467 4.9 23,302,933 29 34,954,400 11
FIP Caixa Ambiental 5,470,293 2.3 10,940,586 13.6 16,410,879 5.2
Other 13,793,204 5.9 27,542,447 34.2 41,335,651 13
Total 238,096,111 100 80,408,816 100 318,504,927 100

Success of the growth structure for transmission
FIP Coliseu
Role of this FIP (equity fund) extended for up to 720 days (from Oct. 21, 2014)
Partial split of FIP Coliseu
Santander leaves the stockholders’ agreement
FIP Resling created with Santander as sole unit holder
Cemig has increased number of shares with voting rights
New structure maintains shared management with remaining unit holders of FIP Coliseu
Structure after the split and issuance of Units:
ON shares % PN shares % Total capital %
FIP Coliseu 228,775,790 35.7% - 0.0% 228,775,790 22.10%
Cemig 293,072,229 45.7% 155,050,644 39.5% 448,122,873 43.40%
Market 93,446,517 14.6% 186,892,944 47.6% 280,339,461 27.10%
FIP Resling 25,419,533 4.0% 50,839,064 12.90% 76,258,597 7.40%
Total 640,714,069 100.0% 392,782,652 100.00% 1,033,496,721 100.00%

Constant advances in corporate sustainability
The only company in the electricity sector in Latin America that has been in the Dow Jones index for 15 years running
MEMBER OF Dow Jones Sustainability Indices In Collaboration with RobecoSAM
Rated by CDP of London as Brazil’s ‘Leading company in Transparency on Climate Change’
CDP DRIVING SUSTAINABLE ECONOMIES
Included in MSCI 2014 Global Sustainability Indexes
MSCI 2014 Constituent MSCI Global Sustainability Indexes
Cemig GT: 98% of generation renewable
Renova: 100% of generation renewable
Retiro Baixo: 100% of generation renewable

Generation portfolio of the Cemig Group
Cemig – generation portfolio – MW*
PHASE Hydro plants Small hydro plants Wind plants Solar plants Thermal plants TOTAL
IN OPERATION 7,067 259 82 1 184 7,593
UNDER CONSTRUCTION / CONTRACTED 1,142 29 141 1 - 1,313
TOTAL 8,209 288 223 2 184 8,906
Santo Antônio hydroelectric plant
Increase in Cemig’s equity stake in SAAG
32 rotors in commercial operation – approx. 2,300 MW
Belo Monte hydroelectric plant – under construction
Start dates for the 24 rotors range from February 2016 to January 2019
Renova – Wind farms
Under construction
• Alto Sertão II Complex (567.7 MW average)
Contracted
• Alto Sertão III Complex (363.2 MW average)
• 17 wind farms (with 183.9 MW average) contracted in the A-5 Auction of 2013
* Figures are for total of Cemig’s direct and indirect interests on September 30, 2014 – for more details and other projects please see Cemig’s 3Q14 earnings release.

Natural Gas: Business with a promising future

CEMIG
A Melhor Energia do Brasil.

Segmentos de Atuação

83%
Industrial
Residential
0.03%
13.97%
Thermal plants and General
VNG
3%

Natural gas volume sold (million m³)

551
962
1.065
1.323
1,488
1.145
2009
2010
2011
2012
2013
9M 2014

10

Natural Gas: Business with a promising future
Segmentos de Atuação 83% Industrial Residential 0.03% 13.97% Thermal plants and General 3% VNG
Natural gas volume sold (million m3)
551 2009 962 2010 1.065 2011 1.323 2012 1,488 2013 1.145 9M 2014
Construction begun on Brazil’s largest gas distribution pipeline
Will serve the ‘Triangle’ and Center-West regions of Minas
Gross revenue in 9M14 was R$ 1.234 billion, 10% higher than in 9M13 (R$ 1.120 billion)
Volume of natural gas sold in 9M14 (1.145 billion m³), up 3.3% from 9M13 (1.109 bn m³)
1,783 clients served – 1,415 are residential

Results to September 2014

A Melhor Energia do Brasil.

Results to
September 2014

Consolidated net revenue
R$ mn +25% 10,662 9M 2013 13,330 9M 2014
Volume of electricity sold - GWh
+4% 45.168 418 2.139 249 291 68 1.554 46.779
9M13 Residential Industrial Commercial Rural Others Wholesale 9M14
Growth in revenue reflects our trading strategy
With ending of Regulated Market Auction contracts – demand moved to Free Market
Growth in number of Cemig clients
Cemig GT: Year-on-year growth of 21.4% – 516 clients added
Cemig D: YoY growth of 3.8% – more than 8 million customers

Operational expenses in 9 months of 2014
9M expenses
+23% 7.907 9M 2013 9.753 9M 2014
3Q expenses +22% 2.793 3Q13 3.420 3T14
Funding from CDE* in year to September
R$ 1.906 billion – reimbursement of cost of electricity purchased: R$ 1.654 billion received so far
Accounted in assets: R$ 498 million
R$ 246mn as reimbursement of tariff subsidies
R$ 252mn as reimbursement of cost of electricity purchased
* CDE: Conta de Desenvolvimento Energético – Energy Development Account.
Consolidated expenses, 9M 2014
Personnel -98 Profit shares 83 Post-retirement exp. 33 Materials 156 Outsourced services 13 Electricity purchased 1.554 Deprec./Amortization 14 Royalties 1 Operational provisions 1 Charges for use of network 140 Construction costs -104 Other 51

Consolidated Ebitda
+2% +20% 4.132 320 3.812 4.590 391 4.199
9M13 CVA adjustment 9M13 adjusted 9M14 adjusted CVA adjustment 9M14
3rd quarter -60% 1.289 3Q13 513 3T14
Ebitda on internal accounting is 99.3% of lower limit of guidance
Ebitda adversely affected by cost of purchase of electricity
Average spot price in 2014: R$ 676.16 / MWh
Ebitda Guidance, US$ bn* 5.607 4.953 4.920
Guidance for 2014 9M14
* Calculated using the proportional consolidation criterion adopted in the Guidance presented at the 19th annual Cemig/Apimec investors’ meeting.

Consolidated net income
-11%
+10%
2.271 9M13 181 CVA adjustment 2.090 9M13 adjusted 2.308 9M14 adjusted 288 CVA adjustment 2.020 9M14
3Q -96% 789 3Q13 29 3Q14
Results affected by lower hydro generation and exposure to spot market
GSF* in 9M14 averaged 92.79%
Madeira Energy returned negative equity income of R$ 329 million in 3Q14
Higher net financial expenses were also a factor in reducing net income
* GSF – Generation Scaling Factor.

Consolidated debt profile

CEMIG A Melhor Energia do Brasil.

Maturities timetable – Average tenor: 3.3 anos

Total net debt: R$ 9.5 bn

1.132
4.133
1.940
1.021
574
541
678
1.787
2014
2015
2016
2017
2018
2019
2020
2021 After

Main indexors

Real average cost of debt – %

5,47
5,94
6,23
6,43
6,45
set/13
2013
mar/14
jun/14
set/14

Leverage – %

1,1
1,2
1,3
1,4
1,8
Net debt
Ebitda
26,9
33,0
34,7
39,2
42,3
Net debt
Stockholders' equity + Net debt
set/13
2013
mar/14
jun/14
set/14

16

Consolidated debt profile
Maturities timetable – Average tenor: 3.3 anos
Total net debt: R$ 9.5 bn
1,132 2014 4,133 2015 1,940 2016 1,021 2017 574 2018 541 2019 678 2020 1,787 2021 After
Main indexors
1% 2% 2% 35% 60% IPCA CDI IGP-M RGR Others
Real average cost of debt – %
5,47 Sep-13 5,94 2013 6,23 Mar-14 6,43 Jun-14 6,45 Sep-14
Leverage – %
1,1 1,2 1,3 1,4 1,8 Net debt Ebitda
26,9 set/13 33,0 2013 34,7 mar/14 39,2 jun/14 42,3 set/14 Net debt Stockholders’ equity + Net debt

Investments
R$ mn 2014 Planned for the year Actual to end September
GENERATION 2,940 2,793
Investment program 129 61
Cash used 2,811 2,732
Aquisition of Brasil PCH 740 740
Renova 810 810
Investment in SAAG 160 160
Prothea Project 803 802
Other 298 220
TRANSMISSION 138 64
Investment Program 138 64
CEMIG D 1,260 767
Investment Program 1,260 767
CEMIG H 15 14
Investment Program 1 -
Aportes 14 14
CEMIG’S INVESTIMENTS 4,353 3,638

Cash flow

Cash flow statements, R$ mn September 2014 September 2013
Cash at start of period 2,202 1,919
Cash from operations 3,249 2,654
Net income 2,020 2,271
Depreciation and amortization 587 574
Gain on disposal of investments - (284)
Equity gain (loss) in subsidiaries (34) (600)
Other adjustments 676 693
Financing (779) (3,846)
Loans, financings, debentures obtained 3,129 2,467
Payment of loans and financings (1,088) (3,375)
Interest on Equity, and dividends (2,820) (2,938)
Investment (3,345) 1,384
CRC account (received from Minas Gerais State government) - 2,466
Investments (2,731) 1,330
Fixed and intangible assets, and others (614) (2,412)
Cash at end of period 1,327 2,111
Total cash 2,329

Stock price, dividends
Changes in stock prices, Jan. 1 to Nov, 12, 2014
17,3% 20,2% -0,3% 22,0% -10,1% 2,9% 1,6%
Source: Economática.
CMIG4 CMIG3 LIGT3 TAEE11 RNEW11 IBOV IEE
Strong dividend policy
Extraordinary dividends of R$ 1.1 billion – R$ 0.8742 per share
R$ 1.1 billion to be paid to stockholders* on Dec. 19, 2014
Stockholders on Cemig’s Nominal Share Registry on November 7, 2014, for the purposes in Article 205 of Law 6404/76.

Cemig Investor Relations
Tel: (55-31) 3506-5024
Fax: (55-31) 3506-5025
Email: ri@cemig.com.br
Website: http://ri.cemig.com.br

13. SUMMARY OF PRINCIPAL DECISIONS OF THE 618TH MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 18, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of December 18, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 618th meeting, held on December 18, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Signature of an amendment to the Investment Agreement with Gas Natural Internacional, SDG, S.A. (GNI).

2.	Dissolution of Cemig Colombia.

3.	Collective Work Agreement for 2014–15.

4.	Increase in the Share capital of Cemig PCH, and orientation of vote in the EGM of Cemig PCH that decides on the subject.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14. MARKET ANNOUNCEMENT DATED DECEMBER 18, 2014: SÃO SIMÃO HYDRO PLANT: INTERIM INJUNCTION GIVEN IN COURT ACTION

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

São Simão Hydro Plant: Interim injunction given in court action

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On Wednesday this week (Dec.17, 2014), Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (“Cemig GT”) was granted an interim injunction by Brazil’s Higher Appeal Court (STJ) in its application submitted Monday (Dec. 15, 2014) to that Court for an order to annul the decision of the Mining and Energy Ministry (MME) which had refused Cemig GT’s request for extension of the term of its concession to operate the São Simão Hydroelectric Plant, as per its Concession Contract N°. 007/1997.

Reporting Justice Mauro Campbell gave this interim remedy enabling Cemig GT to remain in control of the plant until conclusion of judgment in the Company’s application for an order of mandamus in relation to the Jaguara generation plant, in which it is arguing its right to extension of the period of its concession for that plant.

In his judgment, Justice Campbell also stated that he will re-examine the application made by Cemig GT if the judgment on the Jaguara Plant is not finalized by 45 days after the start of judgment sessions of the First Section of the Court in the year 2015, without any other condition.

Publication of the judgment is expected on December 19, 2014.

Please note that this decision is a preliminary judgment, and is not a decision on the merits of the action. The Higher Appeal Court will consider the merits of the action at a later date.

We reiterate our commitment to seek fair price for services to the consumer, with service quality and sustainability in the use of natural and human resources, to ensure that future generations can enjoy the resulting benefits.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the progress of this case.

Belo Horizonte, December 18, 2014.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15. MATERIAL ANNOUNCEMENT: RENOVA: SIGNATURE OF NEW STOCKHOLDERS’ AGREEMENT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: signature of new stockholders’ agreement

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358/2002 as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general, that:

On December 19, 2014 Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (“Cemig GT”) signed a new Stockholders’ Agreement with RR Participações S.A. and Light Energia S.A. – the other members of the controlling stockholding block of Renova Energia S.A. (“Renova”).

Among other matters, the agreement governs:

(i)	binding obligations governing certain shares (‘linked shares’), and aspects of the stockholders’ exercise of the right to vote;

(ii)	corporate governance of Renova and of any affiliated or subsidiary companies;

(iii)	restrictions on transfer of linked shares by the stockholders; and

(iv)	exercise of stockholders’ rights of first refusal, and of joint sale, in relation to the linked shares.

This new Stockholders’ Agreement replaces the Agreement signed on September 29, 2014.

The full text of the Stockholders’ Agreement is available on the website of Renova, and has been filed with the BM&FBovespa and with the CVM.

Belo Horizonte, December 22, 2014.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.